SUPPORT SERVICES AGREEMENT
THIS AGREEMENT, made as of this 2nd day of December, 2019, between GoodHaven Capital Management, LLC (the “Advisor”), a Delaware limited liability company with a principal place of business at 374 Millburn Avenue, Suite 306, Millburn, NJ 07041, and The GoodHaven Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of its series the GoodHaven Fund (the “Fund”).
WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), is authorized to issue shares in one or more series, and has established the Fund pursuant to this authority;
WHEREAS, the Advisor is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and has been engaged by the Trust to provide investment advisory services to the Fund pursuant to an Advisory Agreement with the Trust (“Advisory Agreement”);
WHEREAS, the Advisor and the Trust have determined that the Advisor shall be responsible for, and shall pay, the cost and expenses of all service providers to the Fund and all normal day to day operating expenses of the Fund, as described in more detail below, and that the Fund shall pay to the Advisor a fee, as set forth below, in consideration of its agreement to pay these Fund fees and expenses.
NOW THEREFORE, the parties hereto hereby agree as follows:
1.Engagement of Service Providers.
The Trust, acting in all cases solely through its Board of Trustees (the “Board”) or executive officers, will hire all service providers necessary or appropriate, in its sole business judgment, for operation of the Fund (“Service Providers”). The Board retains complete discretion and authority relating to any and all decisions regarding Service Providers, including, but not limited to, decisions regarding whether to hire, fire or renew Service Providers, as well as decisions regarding fees and expenses to be paid to Service Providers. For purposes of this Agreement, Service Providers include, but are not limited to, the transfer agent, custodian, shareholder servicing agent, fund administrator and accounting agent, Chief Compliance Officer and related Fund Compliance Service providers, Fund Counsel, Board Counsel, and the Fund’s independent public accounting firm, each of which has already been disclosed to the Advisor. The Trust shall notify the Advisor in advance of the hiring of any new Service Providers that will render services to the Fund and the scope of such services, and anticipated costs thereof.
2.    Advisor Obligation to Pay Service Providers and Fund Expenses.
(a)    The Advisor, out of its own resources and without regard to its receipt of any fees hereunder, shall pay:

(i)
all fees and expenses due or owing by the Fund to any Service Provider pursuant to any agreement, engagement or understanding between the Service Provider and the Fund, for those Service Providers for which the Advisor has been notified pursuant to Section 1. Advisor shall pay such fees and expenses in a timely manner consistent with the obligations of the Fund to the Service Provider.

(ii)
all of the normal day-to-day operating fees and expenses of the Fund, including, without limitation, acquired fund fees and expenses, fees and expenses incurred in connection with the issuance, registration and transfer of its shares; all expenses of transfer, receipt, safekeeping, servicing and accounting for the cash, securities and other property of the Trust for the benefit of the Fund; costs and expenses of pricing and calculating the Fund’s daily net asset value and of maintaining its books of account required under the Investment Company Act of 1940 (the “1940 Act”); the Fund’s allocable portion of expenditures in connection with meetings of the Fund's shareholders and the Board of Trustees (including its committees) that are properly payable by the Fund; the Fund’s allocable portion of salaries and expenses of officers of the Trust, including without limitation the Fund’s allocable portion of the fees and expenses of the Trust's Chief Compliance Officer; insurance premiums on (x) property insurance in the nature of fidelity bond coverage and (y) liability insurance on personnel of the Fund, which inure to the Fund's benefit; the cost of preparing and printing reports, proxy statements, prospectuses and statements of additional information of the Fund or other communications for distribution to existing shareholders; legal, auditing and accounting fees allocable to the Fund; the Fund’s allocable portion of reasonable trade association dues or educational program expenses determined appropriate by the Board; fees and expenses (including legal fees) of registering and maintaining registration of its shares for sale under applicable securities laws; all expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, if any; and all other charges and costs of its operation, except as excluded under (b) below.

(b)    The Advisor shall not be obligated to pay hereunder (i) any charges, costs or expenses associated with the acquisition or disposition of any securities or investments or other portfolio transactions, including but not limited to, brokerage commissions, transaction charges or other transaction-related expenses (such as stamp taxes) associated with the execution of portfolio transactions (ii) taxes, if any, imposed on the Fund, (iii) interest, if any, on Fund borrowings, (iv) extraordinary Fund expenses incurred outside the normal operations of the Fund, including but not limited to legal fees, arbitration fees or related expenses in connection with any actual or threatened arbitration, mediation, or litigation involving the Fund, or (v) any other extraordinary Fund expenses incurred outside of the normal day to day affairs of the Fund. The payment or assumption by the Advisor of any expense of the Fund that the Advisor is not required by this Agreement to pay or assume shall not obligate the Advisor to pay or assume the same or any similar expense of the Fund on any subsequent occasion.
(c)    The Adviser shall be responsible for the payment of its own expenses in regard to carrying out its obligations under this Agreement.
(d)    For purposes of this Agreement, “the Fund’s allocable portion” means the portion of the common expenses of the Trust allocated to the Fund either (i) pro rata based on assets in the Fund as compared to assets in other funds in the Trust, or (ii) in a combination of pro rata based on assets in the Fund as compared to assets in other funds in the Trust and a per- fund fee based on the number of total funds in the Trust.
3.    Support Services Fees.
(a)    The Fund shall pay the Advisor a fee (the “Support Services Fee”) equal to the annualized rate of .20% of the Fund’s average daily net assets. The level of the Support Services Fee shall be irrespective of the cost of the fees and expenses incurred by the Advisor under Section 2 above. The Support Services Fee shall be accrued daily and paid monthly.
(b)    In the event that, for any reason, this Agreement is in effect for a period of less than a full calendar month, the Support Services Fee with respect to that month shall be pro rata based upon the number of calendar days during which it is in effect.
4.    Provision of Certain Information by the Advisor.

(a)    The Advisor will provide such information to the Board as it may reasonably request in connection with the provision by the Advisor of its services under this Agreement, including information reasonably requested by the Board in connection with its annual review of the continuation of this Agreement and the Advisory Agreement. Such information may include, but may not be limited to, information concerning the actual amount of expenses incurred and paid by the Advisor under Section 2 hereunder, as well as the impact of the receipt of the Support Services Fee on the profitability to the Advisor of its relationship to the Fund under the Advisory Agreement and/or this Agreement.
(b)    The Advisor will promptly notify the Trust in writing if (i) there arises any disagreement or misunderstanding regarding any material fees or expenses owing or due to be paid under Section 2 hereunder, (ii) any delay in payment by Advisor of any material fees or expenses under Section 2 hereunder beyond the time that such fees or expenses are due to be paid in accordance with the obligations of the Fund to the Service Provider or otherwise, or (iii) the Advisor is served or otherwise receives notice of any threatened or actual action, suit, proceeding, inquiry or investigation, at law or in equity, before or by any court, governmental, regulatory or administrative authority or body, or any self-regulatory body public board or body, relating in any way to the obligations of the Fund to pay any of the fees or expenses which the Advisor has agreed to pay under Section 2 hereof.
5.    Indemnification by the Advisor.

The Advisor shall indemnify and hold the Trust, the Fund and its Board, officers and agents harmless from and against, any and all losses, damages, costs, charges (including any late fee charges or interest), counsel fees, payments, expenses and liability arising out of or attributable to the Advisor’s failure to pay the fees and expenses set forth in Section 2 hereof.
6.    Confidentiality.

The Advisor will treat as confidential all records and other information relative to the Fund and prior, present or potential shareholders, including Nonpublic Personal Information, as defined in Regulation S-P under the Gramm-Leach-Bliley Act (the “G-L-B Act”), and will not use such records and information for any purpose other than performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld. Such approval may not be withheld where the Advisor may be exposed to civil or criminal contempt proceedings for failure to comply, when requested to divulge such information by duly constituted authorities, or when so requested by the Trust or when otherwise permitted by the G-L-B Act. Nothing contained herein, however, shall prohibit the Advisor from advertising or soliciting the public generally with respect to other products or services, regardless of whether such advertisement or solicitation may include prior, present or potential shareholders of the Trust.
7.    Duration, Amendment and Termination.

(a)    Duration. This Agreement shall become effective on the same day as the Advisory Agreement becomes effective. Unless terminated in accordance with this Section 7, the Agreement shall remain in full force and effect for an initial term of two years. After its initial term, this Agreement will renew automatically for additional annual terms so long as such continuance with respect to such Fund is specifically approved at least annually by the vote of a majority of the Trustees who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party (“Independent Trustees”). The foregoing requirement that continuance of this Agreement be “specifically approved at least annually” shall be construed in a manner consistent with the 1940 Act and the rules and regulations thereunder.
(b)    Amendment. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. A written amendment of this Agreement is effective upon the approval of the Board and the Advisor.
(c)    Termination. This Agreement may be terminated by the Trust on behalf of the Fund at any time without the payment of any penalty, (i) by the Board of Trustees upon sixty (60) days’ written notice to the Advisor, or (ii) by the Advisor on sixty (60) days’ written notice to the Trust. This Agreement will immediately terminate in the event of the termination of the Advisory Agreement. This Agreement will also immediately terminate in the event of its assignment. As used in this Agreement, the term “assignment” shall have the same meanings as such terms have in the 1940 Act and the rules and regulations thereunder.
8.    Miscellaneous.

(a)    Notice. All notices required to be given pursuant to this Agreement shall be delivered or mailed to the last known business address of the Trust or the Advisor in person or by registered mail or a private mail or delivery service providing the sender with notice of receipt. Notice shall be deemed given on the date delivered or mailed in accordance with this section.
(b)    Severability. Should any portion of this Agreement for any reason be held to be void in law or in equity, the Agreement shall be construed, insofar as is possible, as if such portion had never been contained herein.
(c)    Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware (without giving effect to its conflict of law principles) and the applicable provisions of the 1940 Act. To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.
(d)    Execution By Counterpart. This Agreement may be executed in any number of counterparts, all of which together shall constitute one agreement.
(e)    Entire Agreement. This Agreement constitutes the entire understanding and agreement of the parties with respect to the subject matter contained herein.
IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first set forth above.
THE GOODHAVEN FUNDS TRUST
By:     /s/ Larry Pitowsky
Name: Larry Pitkowsky
Title:    President

GOODHAVEN CAPITAL MANAGEMENT, LLC
By:     /s/ Larry Pitowsky
Name: Larry Pitkowsky
Title:    Managing Member